DYNCORP INTERNATIONAL INC.

8445 Freeport Parkway

Suite 400

Irving, TX 75063

May 1, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:     DynCorp International Inc. Registration Statement No. 333-128637

Dear Ms. Gowetski:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, DynCorp International Inc. (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2005 (Commission File Number 333-128637) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on November 10, 2005, as further amended by Amendment No. 2 to the Registration Statement filed on November 30, 2005, as further amended by Amendment No. 3 to the Registration Statement filed on March 27, 2006, as further amended by Amendment No. 4 to the Registration Statement filed on April 18, 2006, as further amended by Amendment No. 5 to the Registration Statement filed on April 27, 2006 be accelerated so that it will be declared effective at 4:01 p.m., Eastern Standard time, on May 3, 2006, or as soon as practicable thereafter.

Notwithstanding the foregoing, as requested by the Commission in its first comment letter to the Registrant, dated October 27, 2005, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Securities and Exchange Commission

May 1, 2006

Please notify Edward H. Schauder, Esq., of Schulte Roth & Zabel LLP, counsel to the Registrant, at (212) 756-2153 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

DYNCORP INTERNATIONAL INC.

By:	/s/ R.Y. Morrel
Name: R.Y. Morrel
Title: Senior Vice President & General Counsel